UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
PRESS RELEASE	The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS REPORTS STRONG GROWTH AND GOOD OUTLOOK

•             Positive trends continued across the board in the second quarter

•             Organic gross revenue: record rise of 19% with strong growth in all segments and regions

•             Net income from operations rose 19% in second quarter, 26% in the first half year

•             Margin improved considerably

•             Acquisition RTKL is a milestone for ARCADIS

•             Outlook remains good: expected increase of net income from operations 2007: 20 to 25%

ARNHEM, THE NETHERLANDS – August 8, 2007 – ARCADIS (EURONEXT: ARCAD), the international consultancy and engineering company, has again booked excellent results, also for the second quarter of 2007. Gross revenues increased 19% to € 348 million. At 19% organic growth reached record levels and was high in all three service areas, with environment performing best at 25% growth. Geographically, growth was strongest in the United States and Brazil, while the Netherlands and most other European countries also saw growth at high levels. Net income from operations rose 19% to € 14.0 million.

In the first half year of 2007 gross revenues increased by 17% to € 680 million. Organic growth came out to 17%. Net income from operations increased 26% to € 26.8 million. This strong profit growth was a result of the growth of activities, a further margin improvement and the sale of carbon credits in Brazil. The margin improved to 9.8% versus 8.6% last year.

At the beginning of July, the water specialist Alkyon was acquired in the Netherlands (gross revenues € 4.5 million, 45 employees) allowing the Company to more effectively meet the growing demand for water management services resulting from climate change. Also early July, the acquisition was completed of U.S. based RTKL (gross revenues $ 195 million, 1050 employees), one of the worlds foremost companies in architectural design and planning. Both companies will be consolidated as of the third quarter of 2007.

CEO Harrie Noy about the results: “The excellent figures are in part a result of the strengthened focus on growth and margin improvement in three service areas that offer plenty of opportunity. In environment, we benefit from the integration of BBL, our advanced environmental technology, as well as our strong position with multinational clients. Internal cooperation aimed at synergy is creating new possibilities that employees are using as much as they can. The acquisition of RTKL fits within our strategy to expand services higher in the value chain and allows us to reach a leading position in the facilities service area with more involvement in large real estate development programs.”

Key figures

	Second quarter			First half
Amounts in € millions, unless otherwise stated	2007	2006	Δ	2007	2006	Δ
Gross revenue	348	293	19%	680	581	17%
EBITA	23.8	19.2	25%	46.4	35.3	31%
Net income	13.2	10.6	25%	24.8	19.6	27%
Net income per share (in €) (1)	0.65	0.52	24%	1.22	0.97	26%
Net income from operations (2)	14.0	11.8	19%	26.8	21.2	26%
Ditto, per share (in €) (1),(2)	0.68	0.58	18%	1.31	1.05	25%

(1)          In 2007 based on 20.4 million shares outstanding (in 2006: 20.2 million)

(2)          Excluding amortization and non-operational items

Analysis

Second quarter

The 19% increase in gross revenues was mainly the result of organic growth. The currency effect was 3% negative and was caused by a decline of the U.S. dollar, in the quarter this was somewhat compensated for by the increase in value of the Brazilian real. The contribution from acquisitions and divestments on balance was limited to 3% as a result of the sale of Euroconsult at the end of the first quarter. The organic growth of 19% came from all regions and was strongest in the United States and South America. In the Netherlands, organic growth rose to 14% while in other European countries, particularly the U.K., Belgium and Poland, activities saw strong growth. In Poland, delays in project start-ups appear to have ended.

Net revenues rose by 16%. The contribution from acquisitions and divestments was 6%, the currency effect 3% negative. At 13% organic growth was at a high level, but lower than for gross revenues. This was mainly the result of an increase of remediation projects in the environmental market and growth in facility management, both with a lot of third-party work.

EBITA increased 25% to € 23.8 million. Acquisitions and divestments contributed 9%; the currency effect was 3% negative. The organic increase of 19% mainly resulted from growth and profit improvement in the Netherlands, the U.S., Brazil, Belgium and Poland. The contribution from the sale of carbon credits in Brazil was limited in the quarter.

Net income from operations rose 19% to € 14.0 million. This is somewhat less than the increase in EBITA, particularly as a result of higher financing charges. These rose as a result of the growth, while last year a non-recurring interest gain was booked of € 0.5 million.

First half year

Gross revenues increased 17%. The currency effect was 4% negative, the contribution from acquisitions and divestments 4% positive. At 17% organic growth was at a high level. All regions contributed to this growth, most notably the United States and South America. At 11%, the Netherlands and other European countries also saw strong organic growth.

Net revenues were 16% higher, of which 12% organic. The contribution from acquisitions was 7%, the currency effect negative 3%.

The EBITA rose 31%, of which 11% as a result of acquisitions and divestments. The currency effect was 5% negative. The organic increase amounted to 25%. This includes a contribution of € 2.1 million from the sale of carbon credits. Excluding this contribution, EBITA grew organically at 19%. This reflects the solid business development in almost all countries in which ARCADIS is active.

Net income from operations increased 26%. This is somewhat less than the increase in EBITA as a result of higher financing charges, a smaller contribution from associated companies and an increase in minority interest as a result of the favorable operational results in Brazil.

The strong revenue growth caused an increase in working capital, although as a percentage of gross revenues it is almost at the same level as last year. Long-term debt increased due to the financing arrangements created for the financing of RTKL.

Developments per service area

Figures noted below concern gross revenues for the first half year of 2007 compared to the same period last year.

•                  Infrastructure

Gross revenues increased 12%. Acquisitions contributed 2%, the currency effect was minus 2%. Organic growth amounted to 12% and was strongest in Brazil and Chile, driven by investments in mining and energy projects. In the United States, poor conditions in the housing market led to a decline in land development, but this was more than compensated for by strong growth in the water market. In Europe especially the activities in Poland and to a lesser extent Belgium saw strong growth. In the Netherlands organic growth was at a good level of 9%. An ARCADIS consortium was selected as preferred bidder for the second Coentunnel, one of the largest new PPP projects in the Netherlands.

•                  Environment

Gross revenues increased 18%. The contribution from acquisitions was 2%; the currency effect minus 7%. The very strong organic growth of 23% mainly came from the United States where our market share is increasing thanks to the combination with BBL. Brazil also experienced strong activity growth, particularly in services for multinational companies. This was also a strong driver in Europe, where almost all countries contributed to growth. The introduction within ARCADIS of a consistent policy for health and safety, including monitoring procedures, has strengthened our competitive position.

•                  Facilities

Gross revenues grew 29%, of which 16% through acquisitions. This included PinnacleOne in the United States and some smaller acquisitions in the Netherlands,

Belgium and Germany. The currency effect was nil. Organic growth amounted to 13%, mainly through expansion of management and consultancy services in the Netherlands, Germany, and the United Kingdom, also supported by the favorable real estate investment climate.

Outlook

The good economic conditions have a positive effect on infrastructure investments. In many countries, PPP initiatives are developed to tackle infrastructure issues quicker with the help of private funding. In the United States, the land development market is expected to remain soft, but water and transportation will contribute to growth. The attention for sustainability and climate change creates growth in the environmental market. Our strong position with multinational clients is a good basis for further expansion of our market share. The facilities market offers excellent opportunities for project management and other high level services, also as a result of the acquisition of RTKL. Because RTKL will operate as a separate entity, attention can be focused on achieving top line synergies. Examples are integrated services packages for facilities, redevelopment of contaminated urban areas and using the geographic footprint of ARCADIS.

CEO Noy concludes: “The market is favorable and the outlook for the whole of 2007 is good. The acquisition of RTKL is a milestone for ARCADIS with new possibilities to be involved in large scale urban development and renewal. By focusing on activities with higher added value, we expect to be able already this year to reach the margin target of 10%, which we introduced last year. Further expansion through acquisitions remains high on our priority list. Barring unforeseen circumstances we expect an increase in net income from operations for full year 2007 from 20 to 25%.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.4 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

ARCADIS NV

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in € millions, except per share amounts

	Second quarter	Second quarter	First half year	First half year
	2007	2006	2007	2006
Gross revenue	348.0	293.3	680.1	580.6
Materials, services of third parties and subcontractors	111.7	89.0	206.8	170.8
Net revenue	236.3	204.3	473.3	409.8
Operational cost	208.0	180.1	418.2	365.3
Depreciation	4.5	5.0	8.7	9.2
EBITA	23.8	19.2	46.4	35.3
Amortization identifiable intangible assets	1.7	1.5	3.5	3.1
Operating income	22.1	17.7	42.9	32.2
Financing items	(1.4)	(0.8)	(2.2)	(0.9)
Income from associates	(0.2)	(0.3)	(0.7)	(0.2)
Income before taxes	20.5	16.6	40.0	31.1
Income taxes	(6.8)	(5.5)	(13.4)	(10.6)
Profit for the period	13.7	11.1	26.6	20.5

Attributable to:
Net income (Equity holders of the Company)	13.2	10.6	24.8	19.6
Minority interest	0.5	0.5	1.8	0.9

Net income	13.2	10.6	24.8	19.6
Amortization identifiable intangible assets after taxes	1.1	1.3	2.3	2.3
Net effects of financial instruments	(0.3)	(0.1)	(0.3)	(0.7)
Net income from operations	14.0	11.8	26.8	21.2

Net income per share	0.65	0.52	1.22	0.97
Net income per share diluted	0.63	0.50	1.17	0.93
Net income from operations per share	0.68	0.58	1.31	1.05
Net income from operations per share diluted	0.66	0.56	1.27	1.01
Shares outstanding (thousands)	20,429	20,238	20,398	20,242

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions

	June 30, 2007	December 31, 2006
ASSETS
Non-current assets	244.5	234.7
Current assets	588.7	501.8
TOTAL	833.2	736.5

EQUITY AND LIABILITIES
Shareholders’equity	196.7	188.9
Minority interest	11.3	11.8
Total equity	208.0	200.7
Non-current liabilities	230.6	165.5
Current liabilities	394.6	370.3
TOTAL	833.2	736.5

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in € millions

	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders' equity	Minority interest	Total equity

Balance at 1/1/2006	1.0	44.2	6.4	124.6	176.2	11.9	188.1
Exchange rate differences			(7.9)		(7.9)	(0.2)	(8.1)
Income directly recognized in equity			(7.9)		(7.9)	(0.2)	(8.1)
Profit for the period				19.6	19.6	0.9	20.5
Comprehensive income net of tax			(7.9)	19.6	11.7	0.7	12.4
Share-based compensation				0.9	0.9		0.9
Dividends to shareholders				(13.4)	(13.4)	(0.1)	(13.5)
Own shares purchased for granted options				(9.3)	(9.3)		(9.3)
Options exercised				1.9	1.9		1.9
Expansion ownership						(0.7)	(0.7)
Balance at 6/30/2006	1.0	44.2	(1.5)	124.3	168.1	11.8	179.9
Balance at 1/1/2007	1.0	44.2	(7.6)	151.3	188.9	11.8	200.7
Exchange rate differences			(2.9)		(2.9)	0.6	(2.3)
Taxes related to share-based ompensation				4.9	4.9		4.9
Income directly recognized in equity			(2.9)	4.9	2.0	0.6	2.6
Profit for the period				24.8	24.8	1.8	26.6
Comprehensive income net of tax			(2.9)	29.7	26.8	2.4	29.2
Share-based compensation				1.2	1.2		1.2
Dividends to shareholders				(20.4)	(20.4)	(1.1)	(21.5)
Own shares purchased for granted options				(1.2)	(1.2)		(1.2)
Options exercised				1.4	1.4		1.4
Expansion ownership						(1.8)	(1.8)
Balance at 6/30/2007	1.0	44.2	(10.5)	162.0	196.7	11.3	208.0

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Amounts in € millions

	First half year	First half year
	2007	2006
Net income	24.8	19.6
Depreciation and amortization	12.2	11.8
Gross cash flow	37.0	31.4
Net working capital	(60.0)	(26.3)
Other changes	4.3	0.7
Net cash provided/(used) by operating activities	(18.7)	5.8

Investments/divestments (net) in:
(In)tangible fixed assets	(0.1)	(8.7)
Acquisitions/divestments	(14.4)	(7.6)
Financial assets	(8.6)	(1.4)
Net cash used in investing activities	(23.1)	(17.7)

Net cash provided by financing activities	64.6	9.1

Exchange rate differences	(0.8)	(5.1)
Change in cash and equivalents	22.0	(7.9)
Cash and cash equivalents at January 1	101.5	73.9
Cash and cash equivalents at June 30	123.5	66.0

Explanatory Notes

This interim financial report was compiled in accordance with IAS 34.

Valuation principles and determination of results

For the valuation principles and the principles for the determination of results, please refer to the 2006 Annual Report.

Risks and uncertainties

In the preparation of this condensed consolidated interim report management used the same main judgements in the application of the valuation principles and the same main estimates and assumptions that were used for the preparation of the 2006 Annual Report.

Dividend

The number of outstanding shares as per December 31, 2006 was 20.3 million shares. The repurchasing of shares was slightly lower than the re-issuance of shares, as a result of which the number of shares outstanding per the balance sheet date ended at 20.4 million. On May 30, 2007, a dividend of € 1.00 per share was paid on all common and outstanding shares. The total dividend paid out was € 20.4 million.

Balance sheet

No acquisitions and divestments occurred in the first six months of 2007 that had a material effect on the consolidated balance sheet. Currency effects led to a decrease of total assets of € 4.4 million. New non-current liabilities were contracted for the financing of acquisitions.

Related party transactions

From time to time ARCADIS entered into related party transactions with associates. These transactions are conducted on an arm’s length basis with terms comparable to transactions with third parties. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated on consolidation. In 2007, ARCADIS was no party to any transaction or loan with parties who hold at least 10% of the shares in ARCADIS.

Staff option plans

A charge of € 1.2 million related to staff option plans was taken in the profit & loss account in the first six months of 2007. Because all of the related options can only be exercised through a conversion to shares, this amount has immediately been added to shareholder’s equity.

Developments after the balance sheet date

On July 6, the Company has acquired 100% of the shares of privately held RTKL Associates Inc, one of the world’s leading design and planning firms, headquartered in Baltimore, Maryland, United States. With about 1050 professionals, RTKL provides architectural design, master planning and specialized engineering services from 6 offices across the United States (Baltimore, Washington, Chicago, Dallas, Los Angeles and Miami) and from offices in London, Madrid, Shanghai and Tokyo. The company had 2006 gross revenues of $195 million and net revenues of $142 million. Normalized operating margins fit within ARCADIS’ target for the facility segment. The transaction is expected to be immediately accretive to earnings per share.

Segment information

The geographical segmentation is:

Amounts in millions of euros

	Gross revenue
	2007	2006
Netherlands	170.9	151.3
United States	288.4	248.6
Europe excl. Netherlands	158.6	129.1
Other countries	62.2	51.6
Total	680.1	580.6

Review report

Report of the independent auditor to the shareholders of ARCADIS NV

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of ARCADIS N.V. (“the Company”) as at June 30, 2007, and the related condensed consolidated statements of income, changes in equity and cash flows for the six month period then ended (the interim financial information) as included in this report for the first half year 2007 on page 5 to 8. We have not reviewed the quarterly figures for the period April 1, 2007 to June 30, 2007 as included in the interim financial information. Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at June 30, 2007 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Amstelveen, The Netherlands, August 7, 2007

KPMG Accountants N.V.
F.A.C.M. van Kasteren RA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: August 10, 2007	By:	/s/ H.L.J. Noy
CEO